First Investors Income Funds

Supplemental Information (Unaudited)

Item 77C  Matters submitted to a vote of security holders

A special meeting of the shareholders of each series of the Registrant was held on November 19, 2010. Upon completion of the acquisition of First Investors Consolidated Corporation by The Independent Order of Foresters, the Registrant's advisory agreement, on behalf of each of its series, would automatically terminate. The special meeting was held to (1) approve a new investment advisory agreement between First Investors Management Company, Inc. and each series; and (2) elect six Trustees to the Board of Trustees of the Registrant. The voting results on these proposals are reported below. ("Non-Votes" are broker non-votes held in "street name" for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority. Abstentions and broker non-votes, if any, are counted as shares present at the special meeting for quorum purposes but are not voted for or against any proposal. Accordingly, abstentions and broker non-votes, if any, had the effect of a negative vote on the proposal to approve a new investment advisory agreement.) Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding procedural matters.

Proposal to approve a new advisory agreement:

Cash Management Fund     # of Votes            Government Fund        # of Votes
For                       66,965,007           For                    16,321,040
Against                    1,061,555           Against                   206,571
Abstain                    2,797,528           Abstain                   853,148
Non-Votes                          0           Non-Votes                 298,816
Fund For Income                                Investment Grade Fund
For                      107,953,171           For                    24,896,725
Against                    1,932,511           Against                   317,028
Abstain                    6,184,814           Abstain                 1,121,838
Non-Votes                  3,929,851           Non-Votes                 396,706


Proposal to elect six Trustees to the Board of Trustees of the Registrant:

Nominee                   Votes For  Votes Withheld
Charles R. Barton, III   223,919,449 11,316,860
Stefan L. Geiringer      223,919,932 11,316,377
Robert M. Grohol         223,906,697 11,329,612
Arthur M. Scutro, Jr.    223,926,316 11,309,993
Mark R. Ward             224,000,158 11,236,151
Christopher H. Pinkerton 223,801,597 11,434,712